Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated on a consolidated basis and should be read in conjunction with our consolidated financial statements incorporated by reference in this prospectus. We have computed the ratio of fixed charges by dividing earnings by fixed charges. For this purpose, "earnings" consist of income/(loss) from continuing operations before income tax, adjustments for minority interests, cumulative effect of changes in accounting principles, and fixed charges. "Fixed charges" consist of interest and financing expense, amortization of deferred financing costs, and that portion of rental expense on operating leases deemed to be the equivalent of interest.  As of the date of this prospectus, we have no shares of preferred stock with special voting rights outstanding.  Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.  Our ratio of earnings to fixed charges is as follows for the periods indicated:

	(In thousands)
	Three months ended	For the years ended December 31,
	March 31, 2015	2014	2013	2012	2011	2010
Earnings:
(Loss) before income taxes and discontinued operations	$(23,703)	$(2,091)	$(7,686)	$(9,495)	$(5,933)	$(1,318)
Total fixed charges	69	411	474	443	454	207
(Loss) available to cover fixed charges	$(23,634)	$(1,680)	$(7,212)	$(9,052)	$(5,479)	$(1,111)

Fixed Charges:
Interest expense	$63	$385	$429	$338	$326	$70
Debt expense	6	26	45	105	128	137
Fixed charges	$69	$411	$474	$443	$454	$207

Ratio	N/A(1)	N/A(2)	N/A(3)	N/A(4)	N/A(5)	N/A(6)

(1) Earnings as adjusted were insufficient to cover our fixed charges by $23.6 million for the three months ended March 31, 2015.

(2) Earnings as adjusted were insufficient to cover our fixed charges by $1.7 million for the year ended December 31, 2014.

(3) Earnings as adjusted were insufficient to cover our fixed charges by $7.2 million for the year ended December 31, 2013.

(4) Earnings as adjusted were insufficient to cover our fixed charges by $9.1 million for the year ended December 31, 2012.

(5) Earnings as adjusted were insufficient to cover our fixed charges by $5.5 million for the year ended December 31, 2011.

(6) Earnings as adjusted were insufficient to cover our fixed charges by $1.1 million for the year ended December 31, 2010.